Exhibit 99.15

Consolidated Balance Sheets

(unaudited) (US $ millions)	Note	Mar 28, 2015	Dec 31, 2014
Assets
Current assets
Cash and cash equivalents		$4	$25
Accounts receivable	3	136	121
Tax receivable		2	4
Inventory	4	130	125
Other assets	5	1	—

		273	275
Non-current assets
Property, plant and equipment		788	800
Deferred income tax assets		29	29

		817	829

		$1,090	$1,104

Liabilities and shareholders’ equity
Current liabilities
Bank advances	6	$3	$—
Accounts payable and accrued liabilities		166	181

		169	181

Non-current liabilities
Long-term debt	6	435	434
Other long-term debt	3	45	—
Other liabilities	7	29	31
Deferred income tax liabilities		90	99

		599	564

Shareholders’ equity	8	322	359

		$1,090	$1,104

(See accompanying notes)

Consolidated Statements of Earnings

(unaudited) Quarters ended Mar 28 and Mar 29 (US $ millions, except per share information)	Note	Q1 2015	Q1 2014
Sales		$259	$303
Cost of sales		(246)	(273)
General and administrative expenses		(3)	(3)

Earnings before finance costs, costs related to Ainsworth merger, income tax and depreciation		10	27
Finance costs		(8)	(8)
Costs related to Ainsworth merger	15	(4)	—

Earnings before income tax and depreciation		(2)	19
Depreciation		(15)	(13)
Income tax recovery		11	1

Earnings		$(6)	$7

Earnings per common share	9
Basic		$(0.11)	$0.13
Diluted		(0.11)	0.13

(See accompanying notes)

Consolidated Statements of Comprehensive (Loss) Income

(unaudited) Quarters ended Mar 28 and Mar 29 (US $ millions)	Q1 2015	Q1 2014
Earnings	$(6)	$7
Other comprehensive loss, net of tax
Items that will not be reclassified to earnings:
Actuarial loss on post-employment obligation	—	(1)
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(21)	(1)

Other comprehensive loss, net of tax	(21)	(2)

Comprehensive (loss) income	$(27)	$5

(See accompanying notes)

Consolidated Statements of Changes in Shareholders’ Equity

(unaudited) Quarters ended Mar 28 and Mar 29 (US $ millions)	Note	Q1 2015	Q1 2014
Share capital
Balance, beginning of period		$662	$661
Issue of common shares	8	1	—

Balance, end of period		$663	$661

Contributed surplus

Balance, beginning and end of period		$7	$6

Retained earnings
Balance, beginning of period		$(280)	$(190)
Earnings		(6)	7
Common share dividends		(11)	(29)

Balance, end of period[i]		$(297)	$(212)

Accumulated other comprehensive loss
Balance, beginning of period		$(30)	$(1)
Other comprehensive loss		(21)	(2)

Balance, end of period	8	$(51)	$(3)

Shareholders’ equity		$322	$452

(See accompanying notes)

[i] Retained earnings comprised of:
Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained earnings	(34)	51

Consolidated Statements of Cash Flows

(unaudited) Quarters ended Mar 28 and Mar 29 (US $ millions)	Note	Q1 2015	Q1 2014
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings		$(6)	$7
Items not affecting cash:
Depreciation		15	13
Deferred income tax		(11)	(3)
Other items		1	4

		(1)	21
Net change in non-cash operating working capital balances	10	(41)	(47)
Net change in tax receivable		2	—

		(40)	(26)

Investing activities
Investment in property, plant and equipment		(10)	(20)

Financing activities
Common share dividends paid		(11)	(29)
Accounts receivable securitization proceeds	3	45	—
Bank advances		3	—
Debt issue costs		—	(1)

		37	(30)

Foreign exchange revaluation on cash and cash equivalents held		(8)	—

Cash and cash equivalents
Decrease during the period		(21)	(76)
Balance, beginning of period		25	193

Balance, end of period	10	$4	$117

(See accompanying notes including note 10 for supplemental cash flow information)

Notes to the Consolidated Financial Statements

(in US $, unless otherwise noted)

In these notes, “Norbord” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, and “Company” means Norbord Inc. as a separate corporation, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, which are related parties by virtue of Brookfield holding a controlling equity interest in the Company.

NOTE 1. NATURE AND DESCRIPTION OF THE COMPANY

Norbord is an international producer of wood-based panels with 13 plant locations in the United States, Europe and Canada. Subsequent to the merger with Ainsworth Lumber Co Ltd. (Ainsworth) (see note 15), Norbord added four Canadian plant locations. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD. The Company is incorporated under the Canada Business Corporations Act and is headquartered in Toronto, Ontario, Canada.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements (interim financial statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) on a basis consistent with the accounting policies the Company disclosed in its audited consolidated financial statements as at, and for the year ended, December 31, 2014. These interim financial statements do not contain all of the disclosures that are required in annual financial statements prepared under IFRS and should be read in conjunction with the Company’s 2014 audited annual financial statements, which include information necessary or useful to understanding the Company’s business and financial statement presentation.

These interim financial statements were authorized for issuance by the Board of Directors of the Company on April 30, 2015.

NOTE 3. ACCOUNTS RECEIVABLE

The Company has an accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. Subsequent to period-end, the program commitment limit was increased from $100 million to $125 million. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust, on a fully serviced basis, for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.

At period-end, Norbord had transferred but continued to recognize $120 million (December 31, 2014 – $102 million) in accounts receivable, and Norbord recorded cash proceeds received of $45 million (December 31, 2014 – $nil) relating to this financing program. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount of drawings under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes (note 11).

The securitization program contains no financial covenants. However, the program is subject to minimum credit-rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at April 30, 2015, Norbord’s ratings were BB (DBRS), BB- (Standard & Poor’s Ratings Services) and Ba2 (Moody’s Investors Service).

NOTE 4. INVENTORY

(US $ millions)	Mar 28, 2015	Dec 31, 2014
Raw materials	$34	$30
Finished goods	51	51
Operating and maintenance supplies	45	44

	$130	$125

At period-end, the provision to reflect inventories at the lower of cost and net realizable value was $2 million (December 31, 2014 – $2 million).

The amount of inventory recognized as an expense was as follows:

(US $ millions)	Q1 2015	Q1 2014
Cost of inventories	$237	$264
Depreciation on property, plant and equipment	15	13

	$252	$277

NOTE 5. OTHER ASSETS

(US $ millions)	Note	Mar 28, 2015	Dec 31, 2014
Unrealized cash flow hedge gains	12	$1	$—

NOTE 6. LONG-TERM DEBT

(US $ millions)	Mar 28, 2015	Dec 31, 2014
Principal amount
7.7% senior secured notes due 2017	$200	$200
5.375% senior secured notes due 2020	240	240

	440	440
Debt issue costs	(5)	(6)

	$435	$434

Senior Secured Notes Due 2023

Subsequent to period-end, the Company issued $315 million in senior secured notes due 2023 with an interest rate of 6.25%. Debt issue costs of $6 million were incurred in connection with the issuance. The notes rank pari passu with the Company’s existing senior secured notes due in 2017 and 2020 and committed revolving bank lines. The Company used the proceeds to early redeem the outstanding $315 million senior secured notes due 2017 that were assumed upon closing of the merger transaction with Ainsworth on March 31, 2015 (see note 15).

Revolving Bank Lines

The Company has a total aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with holders of the 2017 and 2020 senior secured notes and will be shared with the 2023 note holders subsequent to closing of the issuance.

At period-end, $3 million of the revolving bank lines was drawn as cash, $3 million was utilized for letters of credit and $239 million was available to support short-term liquidity requirements.

The bank lines contain two quarterly financial covenants: minimum tangible net worth of $250 million and maximum net debt to total capitalization, book basis, of 65%. The IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back for the purposes of the tangible net worth calculation. In addition, OCI movement subsequent to January 1, 2011 is excluded from the tangible net worth calculation. Net debt for financial covenant purposes includes total debt, principal amount, excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents plus letters of credit issued and bank advances. At period-end, the Company’s tangible net worth for financial covenant purposes was $388 million and net debt for financial covenant purposes was $442 million. Net debt to capitalization, book basis, was 53% (note 11).

Subsequent to period-end, the Company amended the revolving bank lines to reset the tangible net worth covenant to $450 million to reflect the Ainsworth merger (see note 15) and extended the maturity date for $225 million of the total aggregate commitment to May 2018 (the remaining $20 million commitment matures in May 2016).

NOTE 7. OTHER LIABILITIES

(US $ millions)	Mar 28, 2015	Dec 31, 2014
Defined benefit pension obligation	$22	$22
Accrued employee benefits	7	9

	$29	$31

NOTE 8. SHAREHOLDERS’ EQUITY

Stock Options

During the quarter, 0.2 million stock options were granted (2014 – 0.2 million stock options) under the Company’s stock option plan. During the quarter, stock option expense of less than $1 million was recorded with a corresponding increase in contributed surplus (2014 – less than $1 million). During the quarter, 0.1 million common shares were issued as a result of options exercised under the stock option plan for total proceeds of less than $1 million (2014 – no stock options were exercised).

Dividend Reinvestment Plan

During the quarter, less than $1 million of dividends were reinvested in common shares (2014 – less than $1 million).

Accumulated Other Comprehensive Loss

(US $ millions)	Mar 28, 2015	Dec 31, 2014
Foreign currency translation loss on investment in foreign operations	$(26)	$(5)
Net loss on hedge of net investment in foreign operations	(8)	(8)
Actuarial loss on defined benefit pension obligation	(17)	(17)

Accumulated other comprehensive loss, net of tax	$(51)	$(30)

NOTE 9. EARNINGS PER COMMON SHARE

(US $ millions, except share and per share information, unless otherwise noted)	Q1 2015	Q1 2014
Earnings available to common shareholders	$(6)	$7

Common shares (millions):
Weighted average number of common shares outstanding	53.5	53.4
Stock options[1]	—	0.6

Diluted number of common shares	53.5	54.0

Earnings per common share:
Basic	$(0.11)	$0.13
Diluted	(0.11)	0.13

[1]	Applicable if dilutive and when the weighted average daily closing share price for the period was greater than the exercise price for stock options.

NOTE 10. SUPPLEMENTAL CASH FLOW INFORMATION

The net change in non-cash operating working capital balance comprises:

(US $ millions)	Q1 2015	Q1 2014
Cash used for:
Accounts receivable	$(19)	$(13)
Inventory	(2)	(14)
Accounts payable and accrued liabilities	(20)	(20)

	$(41)	$(47)

Cash interest and income taxes comprises:

(US $ millions)	Q1 2015	Q1 2014
Cash interest paid	$8	$8
Cash income taxes (recovered) paid, net	(1)	2

Cash and cash equivalents comprises:

(US $ millions)	Mar 28, 2015	Mar 29, 2014
Cash	$4	$105
Cash equivalents	—	12

	$4	$117

NOTE 11. CAPITAL MANAGEMENT

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Note	Mar 28, 2015	Dec 31, 2014
Long-term debt, principal amount	6	$440	$440
Less: Cash and cash equivalents		(4)	(25)
Add: Bank advances		3	—

Net debt		439	415
Add: Letters of credit		3	3

Net debt for financial covenant purposes		442	418

Shareholders’ equity		322	359
Add: IFRS transitional adjustments	6	21	21
Less: Other comprehensive income movement[1]		45	24

Tangible net worth for financial covenant purposes		388	404

Total capitalization		$830	$822

Net debt to capitalization, book basis		53%	51%
Net debt to capitalization, market basis		29%	26%

[1]	Cumulative subsequent to January 1, 2011 (note 6).

NOTE 12. FINANCIAL INSTRUMENTS

Non-Derivative Financial Instruments

The net book values and fair values of non-derivative financial instruments were as follows:

		Mar 28, 2015		Dec 31, 2014
(US $ millions)	Financial Instrument Category	Net Book Value	Fair Value	Net Book Value	Fair Value
Financial assets:
Cash and cash equivalents	Fair value through profit or loss	$4	$4	$25	$25
Accounts receivable	Loans and receivables	136	136	121	121

		$140	$140	$146	$146

Financial liabilities:
Bank advances	Fair value through profit or loss	$3	$3	$—	$—
Accounts payable and accrued liabilities	Other financial liabilities	166	166	181	181
Long-term debt	Other financial liabilities	435	451	434	451
Other long-term debt	Other financial liabilities	45	45	—	—
Other liabilities	Other financial liabilities	29	29	31	31

		$678	$694	$646	$663

Derivative Financial Instruments

Canadian Dollar Monetary Hedge

At period-end, the Company had a foreign currency forward contract representing a notional amount of CAD $13 million (December 31, 2014 – CAD $9 million) in place to buy US dollars and sell Canadian dollars with a maturity of April 2015. The fair value of this contract at period-end is an unrealized gain of less than $1 million (December 31, 2014 – an unrealized gain of less than $1 million); the carrying value of the derivative instrument is equivalent to the unrealized gain at period-end.

Euro Cash Flow Hedge

At period-end, the Company had foreign currency options representing a notional amount of €40 million (December 31, 2014 – €55 million) in place to buy Pounds Sterling and sell Euros with maturities between April and November 2015. The fair value of these contracts at period-end is $1 million (December 31, 2014 – less than $1 million) (see note 5).

UK Net Investment Hedge

At period-end, the Company had a foreign currency forward contract representing a notional amount of £44 million (December 31, 2014 – nil) in place to buy US dollars and sell Pounds Sterling with a maturity of April 2015. The fair value of this contract at period-end is an unrealized loss of less than $1 million (December 31, 2014 – nil).

Derivative instruments are measured at fair value as determined using valuation techniques under Level 2 of the fair value hierarchy. The fair values of over-the-counter derivative financial instruments are based on broker quotes or observable market rates. Those quotes are tested for reasonableness by discounting expected future cash flows using market interest and exchanges rates for a similar instrument at the measurement date. Fair values reflect the credit risk of the instrument for the Company and counterparty when appropriate. In the quarter, realized gains on the Company’s matured currency hedges were less than $1 million (2014 – less than $1 million). Realized and unrealized gains and losses on derivative financial instruments are offset by realized and unrealized losses and gains on the underlying exposures being hedged.

NOTE 13. RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company enters into various transactions on market terms with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during the normal course of business.

Other

The Company periodically purchases goods from or engages the services of Brookfield for various financial, real estate and other business advisory services. During the quarter, the fees for services rendered and the cost of goods purchased were less than $1 million (2014 – less than $1 million).

NOTE 14. GEOGRAPHIC SEGMENTS

The Company operates principally in North America and Europe. Sales by geographic segment are determined based on the origin of shipment and therefore include export sales.

				Q1 2015
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$149	$110	$—	$259
Adjusted EBITDA[1]	6	7	(3)	10
Depreciation	11	4	—	15
Investment in property, plant and equipment	9	1	—	10
Property, plant and equipment	668	120	—	788

				Q1 2014
(US $ millions)	North America	Europe	Unallocated	Total
Sales	$168	$135	$—	$303
Adjusted EBITDA[1]	17	13	(3)	27
Depreciation	8	5	—	13
Investment in property, plant and equipment	11	4	—	15
Property, plant and equipment[2]	671	129	—	800

[1]	Adjusted EBITDA is earnings before finance costs, costs related to Ainsworth merger, income tax and depreciation.
[2]	Balance as at December 31, 2014.

NOTE 15. MERGER WITH AINSWORTH

On December 8, 2014, the Company and Ainsworth entered into an arrangement agreement under which the Company would acquire all of the outstanding common shares of Ainsworth in an all-share transaction. The transaction was completed on March 31, 2015. Under the terms of the transaction, Ainsworth shareholders received 0.1321 of a share of the Company for each Ainsworth share pursuant to a plan of arrangement under the British Columbia Business Corporations Act. Based on the number of Ainsworth common shares outstanding as at March 31, 2015, 31.8 million Norbord common shares were issued to Ainsworth shareholders. Ainsworth’s shares were delisted from the Toronto Stock Exchange on April 2, 2015 and Ainsworth is a now wholly-owned subsidiary of Norbord.

Prior to the completion of the transaction, Brookfield controlled approximately 52% and 55% of the outstanding common shares of the Company and Ainsworth, respectively, and now controls approximately 53% of the outstanding common shares of the Company. The Company expects to elect not to account for the transaction as a business combination under IFRS 3 Business Combinations, as the transaction represents a reorganization of entities under common control of Brookfield. Accordingly, the combination is expected to be done on a book value basis and no adjustments are expected to be made to reflect fair values or to recognize any new assets or liabilities of either entity.

NOTE 16. PRIOR PERIOD COMPARATIVES

Certain 2014 figures have been reclassified to conform with the current period’s presentation.